AB 4/1/06

SECURITIES AND EXCHANGE COMMISSION 06007480
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2006 WASH, D.C. 199

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOHERTY & CO., LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 AVENUE OF THE STARS, SUITE 1800
(No. and Street)

CENTURY CITY (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL DOHERTY (310) 788-1462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOFFMAN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

16321 PACIFIC COAST HIGHWAY, STE. C, (Address) PACIFIC PALISADES (City), CA (State) 90272 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of California
County of Los Angeles

OATH OR AFFIRMATION

I, MICHAEL DOHERTY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOHERTY + CO., LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Doherty
Signature

PRESIDENT
Title

Teresa C Kent
Notary Public

TERESA C. KENT
Commission # 1370249
Notary Public - California
Los Angeles County
My Comm. Expires Aug 15, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOHERTY & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005

HOFFMAN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
MICHAEL T. HOFFMAN, CPA
hoffmancpa@aol.com
16321 PACIFIC COAST HIGHWAY, SUITE C
PACIFIC PALISADES, CALIFORNIA 90272
TELEPHONE 310 230-4145
FACSIMILE 310 230-1098

Doherty & Co., LLC
Report of Independent Accountants

To Doherty & Co., LLC

In our opinion, the accompanying balance sheet and the related statement of income and of members' capital and of cash flows present fairly, in all material respects, the financial position of Doherty & Company, LLC at December 31, 2005 in conformity with generally accepted accounting principles. These financial statements are the responsibility of Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Hoffman Accountancy Corporation
February 25, 2006

DOHERTY & CO., LLC

CONTENTS

Doherty & Co., LLC
Balance Sheet
December 31, 2005

	Notes	2005
Assets		
Current Assets:		
Cash and cash equivalents	B	1,931
Prepaid Expenses	B	6,646
Total current assets		8,577
Investments	B	52,215
Property and equipment, net	B,C	3,278
Organization Costs, net	B,C	0
Total assets		64,070
Liabilities and Stockholder's Equity		
Current Liabilities:		
Accounts Payable	B	0
Payroll Taxes Payable	B	0
Income Tax Payable	B	0
Total current liabilities		0
Total Members' Capital		64,070
Total Liabilities and Members' Capital		64,070

Doherty & Co., LLC
Statement of Changes in Members' Capital Accounts
For the Year Ended December 31, 2005

Members' Capital (Note F)	*A	*B	TOTALS
Members' Capital, January 1, 2005	94,744	(8,695)	86,049
Partner contributions	54,600	0	54,600
Less: Personal drawings	(231,195)	0	(231,195)
Balance before profits and personal drawings	(81,851)	(8,695)	(90,546)
Profit for year	153,070	1,546	154,616
Members' Capital, December 31, 2005	71,219	(7,149)	64,070
Ownership Percentages, December 31, 2005	99%	1%	

MEMBER A	Michael Doherty
MEMBER B	Wendy Doherty

See accompanying notes and accountants report

Doherty & Co., LLC
Statement of Income
For the Year Ended December 31, 2005

	Notes	
Revenue:		
Private Placement & Consulting Fees	B	265,770
Reimbursed Expenses	B	4,089
Total Revenue		269,859
Operating Expenses:		
Operating Expenses	H	115,246
Total Operating Expenses		115,246
Operating Profit		154,613
Interest Income		3
Profit before income taxes		154,616
Provision for income taxes	B	0
Net Profit		154,616

See accompanying notes and accountants report

Statement of Cash Flows
Doherty & Co., LLC
For the Year Ended December 31, 2005

Cash flow from operating activities:	
Net Profit	154,616
Adjustments to reconcile net loss to cash provided from operating activities:	
Depreciation	6,064
Provision for taxes	0
Amortization-Organization Costs	0
Other changes that(used) provided cash:	
Client Deposit	0
Prepaid expenses	4,363
Income Tax Payable	(800)
Accounts payable	(433)
Net cash provided from operating activities	163,810
Cash flow from investing activities:	
Payments for property and equipment	3,309
Investments	0
Lease Deposits	0
Net cash used in investing activities	3,309
Cash flow from financing activities:	
Member contributions	54,600
Advance to member	0
Member capital draws	0
Member personal draws	(231,195)
Net cash used in financing activities	(176,595)
Net change in cash and cash equivalents	(16,094)
Cash and cash equivalents at January 1, 2005	18,025
Cash and cash equivalents at December 31, 2005	1,931

See accompanying notes and accountants report

Doherty & Co., LLC
Computation of Net Capital
As of December 31, 2005

1. Total ownership equity from Balance Sheet	64,070
2. Deduct ownership equity not allowable for Net Capital:	0
3. Total ownership equity qualified for Net Capital	64,070
4. Add:	
A.Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
B. Other(deductions) or allowable credits(List):	0
5. Total capital and allowable subordinated liabilities	64,070
6. Deductions and/or charges:	
A. Total non allowable assets from Balance Sheet	62,139
B. Secured demand note deficiency	0
C. Commodity futures contracts and spot commodities	0
D. Other deductions and/or credits	0
7. Other additions and /or credits	0
8. Net capital before haircuts on securities positions	1,931
9. Haircuts on securities(computed, where applicable, pursuant to 15c3-1(f)):	
A. Contractual securities commitments	0
B. Subordinated securities borrowings	0
C. Trading and investment securities:	
1. Exempted securities	0
2. Debt securities	0
3. Options	0
4. Other securities	0
D. Undue Concentration	0
E. Other(List)	0
10. Net Capital	1,931

Doherty & Co., LLC
Computation of Basic Net Capital Requirement
As of December 31, 2005

11. Minimum net capital required (6-2/3% of total aggregate indebtedness)	0
12. Minimum dollar net capital requirement of reporting broker or dealer	5,000
13. Net Capital requirement (greater of line 11 or 12)	5,000
14. Excess net capital (line 10 less 13)	(3,069)
15. Excess net capital at 1000%(line 10 less 10% of total aggregate indebtedness)	1,931

See accompanying notes and accountants report

Doherty & Co., LLC

Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3

As of December 31, 2005

	Credits	Debits
1. Free credit balances and other credit balances in customers' security accounts	0	
2. Monies borrowed collateralized by securities carried for the accounts of customers	0	
3. Monies payable against customers securities loaned	0	
4. Customers' securities failed to receive	0	
5. Credit balances in firm accounts which are attributable to principal sales to customers	0	
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	0	
7. Marker value of short security count differences over 30 calendar days old	0	
8. Market value of short securities and credits in all suspense accounts over 30 calendar days	0	
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	0	
10.Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		0
11.Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		0
12.Failed to deliver of customers' securities not older than 30 calendar days		0
13.Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts		0
Total Credits	0	
Total Debits		0
14.Excess of total credits over total debits required to be on deposit in the Reserve Bank Account" (240.15c3-3(e)).		0

See accompanying notes and accountants report

Doherty & Co., LLC
Reconciliation of the Computation of Net Capital Pursuant to Rule 15c3-3
(Focus Report as of 12/31/05 vs. Audit Report as of 12/31/05)

Calculation of Difference in Net Capital between the Focus Report and the Audit Report:

Computation of Net Capital Per Focus Report as of December 31, 2005	1,931
Computation of Net Capital Per Audit Report as of December 31, 2005	1,931
No Difference	0

See accompanying notes and accountants report

A. Description of Business

Doherty & Co., LLC(the "Company") provides private placement agency services as well as financial consulting services and business valuations.

B. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers cash and all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents. All of its cash is custodied with three major financial institutions.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company's financial instruments, including cash and equivalents, accrued payroll, and other accrued liabilities, approximate fair value because of their short maturities.

Investments

The Company's investments were classified as available for sale. Unrealized gains and losses on these investments are included as a separate component of members' equity.

Concentrations

Cash and cash equivalents are, for the most part, maintained with several major financial institutions in the United States. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and therefore, bear minimal risk.

Revenue Recognition

The company recognizes revenue when it is realized or realizable and earned. The revenue from consulting time is recognized as services are provided. Private placement agency fees are recognized when the offerings are closed. Reimbursed expenses in excess of actual expenses are recognized on or before the offerings are closed.

Income Taxes

Provision for income taxes is based upon the annual LLC tax owed to the Franchise Tax Board for calendar year 2005. No tax is due to the Internal Revenue Service for tax year 2005. As a limited liability company (LLC), the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, the only provision made for income tax is the actual annual gross receipts tax due by the LLC to the Franchise Tax Board.

Depreciation & Amortization

Property and Equipment and Organization Costs are carried at cost and depreciated or amortized over their estimated useful lives using the straight-line method. The estimated useful lives of depreciable properties generally are as follows: Office equipment, computer equipment and office furnishings 5 to 7 years. Organization costs are amortized between 5 and 15 years.

Doherty & Co., LLC
Notes to the Financial Statements
As of December 31, 2005

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are reported in the financial statement and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions that the company may undertake in the future, actual results may be different from the estimates.

C. Property, Equipment and Organization Costs

The following is a summary of property and equipment, at cost less accumulated depreciation, at December 31:

Computer and Office Equipment	80,856
Office Furniture and Fixtures	58,740
	139,596
Less: accumulated depreciation	(136,318)
	3,278
Organization Costs	39,348
Less: accumulated amortization	(39,348)
	0

D. Members' Capital

The prior operating agreement of the Company was amended and restated on September 1, 2000 in recognition of the withdrawal of Anthony J. Scotti and the inclusion of Wendy Doherty. As of December 31, 2005 the Company was owned 99% by Michael Doherty and 1% by Wendy Doherty.

E. Comprehensive Income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", as of the first quarter of calendar year 2000. SFAS No. 130 establishes rules for the reporting and display of comprehensive income and its components, however, it had no impact on the Company's net income.

F. Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

Doherty & Co., LLC did not have any customer accounts as of December 31, 2005.

G. Statement of Changes in Liabilities Subordinated to Claims of Creditors

Doherty & Co., LLC did not have any subordinated liabilities as of December 31, 2005.

Doherty & Co., LLC
Notes to the Financial Statements
As of December 31, 2005

H. Supplementary Information - Operating Expenses:

	2005
Accounting Fees	3,200
Automotive Expense	2,868
Bank Charges	675
Computer Expense	184
Consulting Fees	1,700
Depreciation	6,064
Entertainment	6,915
Filing Fees and Registration	3,373
Gifts	272
Insurance Expense	37,968
Legal Fees	2,801
Office Expense	1,442
Payroll Tax Expense	3,059
Payroll Processing	1,206
Salaries and Wages	30,625
Shipping & Postage	2,500
Storage	2,077
Tax & License	116
Telephone	7,361
Travel	840
Total Operating Expenses	115,246

HAC

HOFFMAN ACCOUNTANCY CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL T. HOFFMAN, CPA
hoffmancpa@aol.com

16321 PACIFIC COAST HIGHWAY, SUITE C
PACIFIC PALISADES, CALIFORNIA 90272

TELEPHONE 310 230-4145
FACSIMILE 310 230-1098

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholders of Doherty & Company, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Doherty & Co., LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we consider relevant to the objectives stated in Rule 17-a-5(g), in the following:

1. Making the periodic computations of the aggregate indebtedness and net capital under Rule 17-a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibilities, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the Shareholders, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Hoffman, CPA

2/27/06

Date

Anti-Money Laundering Independent Audit Letter

December 13, 2005

Michael Doherty
Doherty & Company
11835 W. Olympic Blvd.
Suite 550E
Los Angeles, CA 90064

RE: 2005 Independent Anti-Money Laundering Testing

Dear Mr. Doherty,

Pursuant to the USA PATRIOT Act and NASD Rule 3011, I have conducted an independent review and resting of the Anti-Money Laundering Compliance Program for Doherty & Company.

Based on my review, I believe that the Anti-Money Laundering Compliance Program is adequate for Doherty & Company and complies with the requirements outlined by the USA PATRIOT Act and NASD Rule 3011.

As part of this audit and testing, I have reviewed the firm's written supervisory procedures, anti-money laundering training, new account procedures, and cash and currency activity, and have reviewed a sample of customer accounts for any indications of inappropriate activity.

In compliance with the USA PATRIOT Act and NASD Rule 3011, this audit was conducted by an independent party. I certify that I qualify as an independent party because I am the president of an independent accounting firm.

Michael J. Hoffman
Signature of Auditor

2/27/06
Date

Michael Doherty
Signature of Member of Senior Management

12/13/05
Date

Anti-Money Laundering/USA PATRIOT Act

The following audit procedures are designed to test and review the Firm's Anti-Money Laundering Compliance Program (AMLCP).

In the wake of the September 11 attacks, President Bush signed into law the USA PATRIOT Act, which is designed to thwart international money laundering and terrorist financing. The Act significantly strengthens previous anti-money laundering laws, including the original Bank Secrecy Act, which imposes record-keeping and reporting requirements on certain financial institutions, including broker/dealers, such as the need to keep records and file reports on currency transactions and foreign bank accounts.

In today's global economy, criminal organizations generate huge sums of money by drug trafficking, arms smuggling and financial crime. "Dirty money," however, is of little use to organized crime because it raises the suspicions of law enforcement and leaves a trail of incriminating evidence. Criminals who wish to benefit from the proceeds of large-scale crime have to disguise their illegal profits without compromising themselves. This process is known as money laundering.

Definition of Money Laundering

The Financial Action Task Force (FATF), the Paris-based multinational group formed in 1989 by the Group of Seven industrialized nations to foster international action against money laundering, has agreed to this "working definition" of money laundering:

1. The conversion or transfer of property, knowing it is derived from a criminal offense, for the purpose of concealing or disguising its illicit origin or of assisting any person who is involved in the commission of the crime to evade the legal consequences of his actions,

2. The concealment or disguising of the true nature, source, location, disposition, movement, rights with respect to, or ownership of property knowing that it is derived from a criminal offense,

3. The acquisition, possession or use of property, knowing at the time of its receipt that it was derived from a criminal offense or from participation in a crime.

In general, the U.S. money laundering laws apply to:

1. Any financial transaction, or anyone who transports, transfers, transmits a monetary instrument or funds from a place in the United States to or through a place outside the United States, or from a place outside the United States to or through a place in the United States, or attempts to do so;

2. Any activity involving the proceeds of "specified unlawful activity";

3. Any person or entity who has knowledge of funds that have come from some form of unlawful activity;

4. Any person or entity with the intent to promote an unlawful activity, or evade U.S. taxes, or conceal the ownership of the money or assets, or to cause a report required to be made under federal or state law.

Money Laundering Process

Money laundering is the process that disguises illegal profits without compromising the criminals who wish to benefit from the proceeds. There are two reasons why criminals, whether drug traffickers, corporate embezzlers or corrupt public officials, have to launder money, (1) the money trail is evidence of their crime and (2) the money itself is vulnerable to seizure and has to be protected. Regardless of who uses the apparatus of money laundering, the operational principles are essentially the same. Money laundering is a dynamic three-stage process. These three stages are usually referred to as placement, layering, and integration.

Placement, moving the funds from direct association with the crime;

Layering, disguising the trail to foil pursuit; and,

Integration, making the money available to the criminal once again with its occupational and geographic origins hidden from view.

The placement stage represents the initial entry of the funds into the financial system. For the drug trafficker, in particular, this is not necessarily an easy task. The immense cash profits of the illegal drug trade can pose an enormous problem. Cash is awkward to deal with regularly and in bulk: $200,000 in $10 bills weighs 40 lbs. Banknotes are also easily lost, stolen or destroyed.

The second stage is layering. This is the most complex stage of the process, and the most international in nature. This usually consists of a series of transactions designed to conceal the origin of the funds. The money launderer might begin by sending funds electronically from one country to another, then break them up into investments in advanced financial options or in overseas markets, moving them constantly to evade detection, each time hoping to exploit loopholes or discrepancies in legislation and delays in judicial or police cooperation.

The final stage of money laundering is termed the integration stage because it is at this point that the funds return fully assimilated into the legal economy. Having been placed initially as cash and layered through a number of financial operations, the criminal proceeds are fully integrated into the financial system and can be used for any purpose.

Criminals are now taking advantage of the globalization of the world economy by transferring funds quickly across international borders. Rapid developments in financial information, technology and communication allow money to move anywhere in the world with speed and ease. This makes the task of combating money laundering more urgent than ever.

Anti-Money Laundering Compliance Officer

Name of Firm being Audited: DOHERTY + COMPANY, LLC

Firm CRD #: 47784

	Yes	No	N/A
Has the Firm appointed a compliance officer or designated a person to communicate with the SEC if any person or entity associated with the Firm is suspected of money laundering?	✓		
If "Yes," is the designee a senior level individual who understands the sensitive and confidential nature of the information provided by the government?	✓		

Please note: The SEC has requested that the designated person for the Firm should hold a senior management position.

Please list the following information regarding the designated Anti-Money Laundering Compliance Officer (AMLCO) or his designee (if applicable):

Name of AMLCO: TINA MADDELA

Title of AMLCO: COMPLIANCE OFFICER

Name of AMLCO's Designee: ______

Title of AMLCO's Designee: ______

	Yes	No	N/A
Has the Firm assigned a designated principal or anti-money laundering compliance officer with the responsibility to continuously monitor the activity of the firm, its clients and its associated personnel to ensure that they are not participating in any inappropriate activity?	✓		
If "Yes," is the designated principal or anti-money laundering compliance officer required to file all required money laundering and currency reports to all regulatory agencies and ensure compliance with the policies and procedures outlined in the Firm's AMLCP?	✓		
Has the Firm designated a principal to ensure that it cooperates with all regulatory money laundering investigations and provides all documentation and information requested by state, federal, and self-regulatory organizations?	✓		
If "Yes," is the designated principal or the anti-money laundering compliance officer required to ensure that the Firm provides its associated personnel with adequate training relating to money laundering and continuously update the Firm's written supervisory procedures relating to money laundering, cash and currency transactions and the USA PATRIOT Act?	✓		

Review and Approval of the Anti-Money Laundering Compliance program

	Yes	No	N/A
Has the president or a senior officer at the firm ensured that a senior executive officer is designated with the responsibility of reviewing and approving, or supervising the review and approval of, the firm's Anti-Money Laundering Compliance Program?	✓		
Is the designated officer tasked with reviewing the Firm's AMLCP on a regular basis?	✓		

The designated principal must review the Firm's AMLCP no less than annually to ensure that the firm's program conforms to the current rules and regulations and is being properly implemented.

	Yes	No	N/A
If "Yes," did the designated principal evidence the review in writing?	✓		

General Policy

	Yes	No	N/A
Does the Firm strictly prohibit all persons associated with the Firm from engaging in the laundering of money or any activity associated with the funding of terrorist or other illegal activities?	✓		
Does the Firm and its management appear to be firmly committed, through internal policies, procedures and training, to reporting and prosecuting any and all personnel who participate, or have any knowledge whatsoever, of any money laundering or terrorist funding activities?	✓		
Has the Firm made it the responsibility of every person associated with the firm, through internal policies, procedures and training, to IMMEDIATELY report any suspicious activity in a customer account or suspicious activity of any registered, non-registered or affiliated person of the Firm to the designated principal?	✓		
If "Yes," are all registered principals responsible for reporting all activity to senior management and/or the proper authorities as required by the USA PATRIOT Act and any other legislation associated with money laundering and terrorist activities?	✓		
Is it the Firm's policy that, all associated personnel have the ability to report any information regarding money laundering or other suspicious activity directly to a designated principal or a member of senior management in person or via phone, letter, e-mail, or fax?	✓		
Is it the Firm's policy to strictly prohibit all persons associated with the Firm from preventing, obstructing or retaliating against any person who reports suspicious activity to a registered principal or a member of senior management?	✓		

Money Laundering "Red Flags"

	Yes	No	N/A
Does the Firm assign responsibility for continuously monitoring its activities for *indications of money laundering to a designated principal?*	✓		
Does the Firm's AML policies and procedures require the designated principal to review its trade blotters, account statements, exception reports and other reports and documentation for indications of suspicious activity?	✓		

If "Yes," were any of the following activities discovered:
Please note: An *__affirmative response__* *to any of the answers below should be* ***__IMMEDIATELY__*** *investigated.*

	Yes	No	N/A
1. The customer exhibits unusual concern regarding the Firm's compliance with government reporting requirements and its anti-money laundering policies, particularly with respect to his or her identity, type of business and assets, or is *reluctant or refuses to reveal any information concerning business activities*, or furnishes unusual or suspect identification or business documents.		✓	
2. The customer wishes to engage in transactions that lack business sense or apparent investment strategy, or are inconsistent with the customer's stated business strategy.		✓	
3. The information provided by the customer that identifies a legitimate source for funds is false, misleading, or substantially incorrect.		✓	
4. Upon request, the customer refuses to identify or fails to indicate any legitimate source for his or her funds and other assets.		✓	
5. The customer (or a person publicly associated with the customer) has a questionable background or is the subject of news reports indicating possible criminal, civil, or regulatory violations.		✓	
6. The customer exhibits a lack of concern regarding risks, commissions, or other transaction costs.		✓	
7. *The customer appears to be acting as an agent for an undisclosed principal*, but declines or is reluctant, without legitimate commercial reasons, to provide information or is otherwise evasive regarding that person or entity.		✓	
8. *The customer has difficulty describing the nature of his or her business or* lacks general knowledge of his or her industry.		✓	
9. The customer attempts to make frequent or large deposits of currency, insists *on dealing only in cash equivalents, or asks for exemptions from the Firm's* policies relating to the deposit of cash and cash equivalents.		✓	

	Yes	No	N/A
10. The customer engages in transactions involving cash or cash equivalents or other monetary instruments that appear to be structured to avoid the $10,000 government reporting requirements, especially if the cash or monetary instruments are in an amount just below reporting or recording thresholds.		✓	
11. *For no apparent reason, the customer has multiple accounts under a single* name or multiple names, with a large number of inter-account or third-party transfers.		✓	
12. The customer is from, or has accounts in, a country identified as a non-cooperative country or territory by the Financial Action Task Force (FATF).		✓	
13. The customer's account has unexplained or sudden extensive wire activity, especially in accounts that had little or no previous activity.		✓	
14. The customer's account shows numerous currency or cashiers check transactions aggregating to significant sums.		✓	
15. The customer's account has a large number of wire transfers to unrelated third parties inconsistent with the customer's legitimate business purpose.		✓	
16. The customer's account has wire transfers that have no apparent business purpose to or from a country identified as a money laundering risk or a bank secrecy haven.		✓	
17. The customer's account indicates large or frequent wire transfers, immediately withdrawn by check or debit card without any apparent business purpose.		✓	
18. *The customer deposits funds followed by an immediate request that the* money be wired out or transferred to a third party, or to another firm, without any apparent business purpose.		✓	
19. The customer deposits funds for the purpose of purchasing a long-term investments followed shortly thereafter by a request to liquidate the position and transfer of the proceeds out of the account.		✓	
20. The customer engages in excessive journal entries between unrelated accounts without any apparent business purpose.		✓	
21. The customer requests that a transaction be processed in such a manner to avoid the firm's normal documentation requirements.		✓	

	Yes	No	N/A
22. The customer, for no apparent reason or in conjunction with other "red flags," engages in transactions involving certain types of securities, such as penny stocks, Regulation "S" (Reg S) stocks, and bearer bonds, which although legitimate, have been used in connection with fraudulent schemes and money laundering activity. (Such transactions may warrant further due diligence to ensure the legitimacy of the customer's activity.)		✓	
23. The customer's account shows an unexplained high level of account activity with very low levels of securities transactions.		✓	
24. The customer maintains multiple accounts, or maintains accounts in the names of family members or corporate entities, for no apparent business purpose.		✓	
25. The customer's account has inflows of funds or other assets well beyond the known income or resources of the customer.		✓	

The designated principal and all other associated personnel should be aware of the aforementioned "red flags" that may indicate suspicious activity. If a broker/dealer detects "red flags," it should perform additional due diligence before proceeding with any transactions. Examples of "red flags" typically include but are not limited to those detailed above.

	Yes	No	N/A
If the designated principal did discover one or more of the aforementioned "red flags," was an investigation immediately started?		✓	(✓)

If "Yes," please detail the "red flags" discovered and the actions taken:

N/A

Foreign Banks and Correspondent Accounts

Question	Yes	No	N/A
Does the Firm's AML *policies and procedures prohibit its personnel from establishing,* maintaining, administering, or managing a "correspondent account" in the United States for an unregulated foreign "shell bank?"	✓		

A "correspondent" bank account is defined as:
An account established to receive deposits from, make payments on behalf of, or handle other financial transactions for a foreign bank.

A "shell bank" is defined as:
A foreign bank with no physical presence in any country.

Question	Yes	No	N/A
If such relationships do exist, does the Firm's AML policies and procedures require the designated principal to immediately terminate such an account?			✓
Does the Firm require all associated personnel to notify a registered principal upon discovery or suspicion that the Firm may be maintaining or establishing a "correspondent account" for a foreign shell bank?			✓
Should the Firm open a foreign bank "correspondent account," does the Firm's AML policies and procedures require the designated principal to ensure that their foreign bank account holders complete certification forms issued by the U.S. Treasury?			✓

U.S. depository institutions and broker/dealers can send the certification forms to their foreign bank account holders for completion. The certification forms generally ask the foreign banks to confirm that they are not "shell banks" and to provide the necessary ownership and agent information. The use of the certification forms will help the firm ensure that it is in compliance with requirements concerning "correspondent accounts" with foreign banks.

Question	Yes	No	N/A
If the Firm is relying on certification forms, is the designated principal required to verify the information provided by each foreign bank at least every two years or at any time the firm has reason to believe that the information is no longer accurate?			✓
If "Yes," in addition to obtaining certification forms, does the Firm's AMLCP require *the designated principal to ensure that the firm takes reasonable steps to verify that* the ownership of the bank is accurate and thoroughly reviewed to detect suspicious activity?			✓
Is the designated principal responsible to make a determination as to whether or not the customer maintains "correspondent accounts" for any other banks?			✓
If the Firm discovers that the customer does maintain "correspondent accounts" for other banks, does the Firm's AMLCP require the designated principal to conduct reasonable due diligence to determine the identity of those accounts?			✓

	Yes	No	N/A
If the Firm opens an account for a foreign bank, is the designated principal required to carefully review all foreign bank account activity for any indications of inappropriate activity?			✓
If "Yes," and inappropriate activity is detected, is the designated principal required to file all appropriate reports to the NASD, SEC and other government agencies?			✓
If applicable, is the designated principal responsible for obtaining the name and address of any agent residing in the United States who is authorized to accept services of legal process for records on behalf of a foreign bank correspondent account?			✓

Please note: the Firm is required to produce account information relating to foreign bank accounts within seven days in response to requests from federal law enforcement.

	Yes	No	N/A
In the event of notification from the Secretary of the Treasury or the Attorney General, is the designated principal responsible to ensure that correspondent relationships with foreign banks designated in the notification are terminated no later than ten business days from the date of notification?			✓

Should the Firm receive such notifications from the Secretary of the Treasury or the Attorney General, the designated principal must promptly notify all firm personnel who have access to or work with the correspondent relationship in question of the notification and subsequent termination of the relationship. These notifications shall be made by e-mail, inter-office memorandum, or any other means that will properly advise the required firm personnel.

Freezing of Accounts and Prohibiting Transactions

	Yes	No	N/A
Does the Firm's AMLCP require the designated principal to freeze all accounts and/or transactions associated with persons who are listed on the OFAC SDN list or are suspected of terrorist activities pursuant to Executive Order # 13224?	✓		
If "Yes," upon determining that an account or a transaction is associated with an individual described above, is the designated principal required to notify the senior officer(s) of the Firm, as well as the supervisor(s) and registered representative(s) associated with the account and/or transaction?	✓		
Is the designated principal required, as detailed in the Firm's AMLCP, to ensure that such account(s) and/or transaction(s) are immediately suspended and prohibit any further activity until a complete and thorough investigation has taken place?	✓		
If the aforementioned actions are taken, is the designated principal required to ensure that any additional requests to effect transactions, transfer funds/securities, or open additional accounts are referred to him?	✓		

Private Banking Accounts

The Money Laundering Abatement Act requires broker/dealers, at a minimum, to take reasonable steps to determine the identity of the nominal and beneficial account holders of, and the source of funds deposited into, a private banking account maintained by or on behalf of a non-U.S. citizen. Additionally, financial institutions are required to conduct enhanced scrutiny of accounts requested or maintained by, or on behalf of, a senior foreign political figure, or any immediate family member or close associate of a senior foreign political figure. A private bank account is defined as, "an account (or combination of accounts) that requires an aggregate deposit of funds or other assets of more than $1,000,000 established on behalf of one or more individuals who have a direct or beneficial ownership interest in the account" and is assigned to, or administered by, in whole or in part, an officer, employee, or agent of a financial institution acting as a liaison between the institution and the direct or beneficial owner of the account.

	Yes	No	N/A
If the Firm opens a private banking account, does its AMLCP require the designated principal to establish and enforce enhanced monitoring or scrutiny of the account that is reasonably designed to detect and report transactions that may involve the proceeds of "dirty money?"	✓		
If the Firm opens a private bank account, does its AMLCP require the designated principal to monitor future pronouncements from US Treasury Department and ensure that the anti-money laundering compliance program includes enhanced monitoring and scrutiny of accounts requested or held on behalf of foreign officials?	✓		

Employee Training

The PATRIOT Act requires firms to conduct ongoing money laundering training programs for its employees.

	Yes	No	N/A
Is the AMLCO required to establish a training program for employees regarding "red flags" that could indicate money laundering transactions?	✓		

Please note: Educational pamphlets, videos, intranet systems, in-person lectures, and explanatory memos are all appropriate training vehicles for anti-money laundering training.

At a minimum, does the firm instruct its employees on the following topics?

	Yes	No	N/A
• How to identify "red flags" and possible signs of money laundering that could arise during the course of their duties	✓		
• What to do once the risk is identified	✓		
• What their roles are in the firm's compliance efforts	✓		
• How to perform their roles	✓		
• The firm's record retention policy	✓		
• Disciplinary consequences, including civil and criminal penalties for non-compliance with the Money Laundering Abatement Act	✓		

	Yes	No	N/A
Is the designated principal responsible for ensuring that the Firm conducts anti-money laundering training on an annual basis?	√		
Is the designated principal required to verify that the Firm maintains documentation of completion of its AMLCP training by having all participants sign a log sheet and maintain notes of the topics covered and training materials used during the training?	√		

Logs, notes, and training materials will be maintained in accordance with SEC Rules 17a-3 and 17a-4.

	Yes	No	N/A
Does the broker/dealer continually scrutinize its operations to determine if there are certain employees who may need additional or specialized training due to their duties and responsibilities?	√		
Is the designated principal responsible for conducting frequent evaluation of the anti-money laundering training program to ensure that employees are informed about any new developments with money laundering rules and regulations?	√		
If "Yes," does the designated principal update the training materials, as necessary, to reflect new developments in the law?	√		

Please note: Incorporation of money laundering compliance training into continuing education programs is recommended for both registered representatives and supervisors.

Independent Audit and Testing

The PATRIOT Act requires financial institutions to establish an independent audit system to ensure that the Firm's internal anti-money laundering systems are adequate and to ensure that the Firm's employees, including its compliance officers, are receiving the requisite training and information. This independent review should not only verify that the firm's policies and procedures are adequate, but also ensure that the established policies and procedures are being followed. Additionally, this review should assess the adequacy of and level of compliance with the firm's anti-money laundering compliance program. Either member personnel or a qualified outside party may perform the testing function, depending in part on the firm's size and resources.

	Yes	No	N/A
Does the Firm prohibit the compliance officer or a principal registered with the Firm from conducting an independent audit of its AMLCP?		√	

Please note: The auditor/committee responsible for conducting the audit of the Firm's AMLCP should be an independent third party. If the person responsible for this task is a member of the firm, he should not be the compliance officer or have any direct responsibility for conducting activities in or supervising the Firm's business activities.

The auditor/committee should review whether the compliance officer and employees are following the institution's internal policies and rules. To accomplish this, the compliance officer should conduct periodic reviews of each employee's compliance with the anti-money laundering procedures and report the results of those reviews to the independent auditor/committee.

	Yes	No	N/A
Is the independent testing performed annually?	√		

	Yes	No	N/A
After a test is complete, does the internal testing personnel or qualified outside party provide a report of its findings to senior management or to an internal audit committee, as appropriate?	✓		
Does the Firm ensure that procedures are in place to ensure the implementation of the findings and recommendations of the auditor/committee?	✓		
If "Yes," are corrective or disciplinary action taken as the case may warrant?	✓		

Opening Accounts

Identification of Customers

The PATRIOT Act, pursuant to the Secretary of the Treasury, requires firms to implement procedures to verify the identity of customers, commonly referred to as "Know Your Client." These procedures shall require financial institutions at a minimum to (i) verify the identity of anyone seeking to open an account; (ii) maintain records of the information used to verify the identity of the person; and (iii) consult lists of known or suspected terrorists to see if such persons appear on the lists.

Does the Firm require through its AMLCP, and does the designated principal ensure that the following information is obtained for all new accounts?

	Yes	No	N/A
• The customer's full name (An anonymous account will not be permitted)	✓		
• The customer's full address, including apartment or suite number	✓		
• The customer's standardized country code	✓		
• Obtain and review passport, social security or driver's license number, verified against the issuing authorities' databases and against other customer accounts	✓		
• Verify the customer's occupation	✓		
• In the case of a legal entity, obtain its taxpayer identification number or business name and purpose	✓		
• Confirm the legal capacity in which the customer is acting (i.e., on his or her own behalf, on behalf of another, or on behalf of a legal entity)	✓		
• Obtain the identity of any beneficial owners	✓		
• Conduct a cross-check of customer information against all lists of terrorist organizations, suspected money laundering individuals or organizations and the SEC's control list	✓		
• Maintain the customer's identification record for as long as the customer has an account	✓		

	Yes	No	N/A
Are all employees required to notify the compliance officer if a prospective customer seems unwilling to provide complete information?	√		

Please note: A customer's unwillingness to provide complete information is a "red flag" that the customer may be trying to hide something.

Opening Accounts and "Know Your Customer" Rules

All registered personnel have an obligation to comply with suitability and the "Know Your Customer" Rules (NASD Rules 2110 and 2310 and NYSE Rule 405). These rules traditionally require registered personnel to obtain adequate knowledge and information about a customer to insure that all recommendations and securities transactions are suitable and consistent with the customer's financial status, investment objectives, level of understanding and risk tolerance. According to the suitability requirements of the "Know Your Customer" rules, a broker must have reasonable grounds for believing that the recommendation is suitable and appropriate for that particular customer based upon his individual financial situation, understanding and needs. However, the Anti-Money Laundering/USA PATRIOT Act Rules have expanded the "Know Your Customer" requirements to ensure that the firm and its registered personnel obtain enough information to reasonably ensure that the customer's securities transactions are for a legitimate purpose.

Are registered personnel required to perform the following additional due diligence and obtain the following documents and information when opening an account (Depending on the type of the account, and to the extent reasonable and practical):

	Yes	No	N/A
1. Obtain a copy of physical documents, such as a driver's license, passport, government identification, or an alien registration card or, for businesses, a certificate of incorporation/organization, a business license, any partnership agreements, any corporate resolutions, or other similar documents in order to verify the identity of a customer	√		
2. Verify that the customer does not appear on any list of known or suspected terrorists or terrorist organizations such as the Treasury's Office of Foreign Assets Control (OFAC) Web Site (www.treas.gov/ofac and on www.nasdr.com)	√		
3. Inquire about the source of the customer's assets and income so that the firm can determine if the inflow and outflow of money and securities is consistent with the customer's financial status	√		
4. Gain an understanding of what the customer's likely trading patterns will be, so that any deviations from the patterns can be detected should they occur	√		
5. Obtain and copy of the records that identify the owners of accounts and their respective citizenship (if possible)	√		
6. Obtain a current street addresses to open an account (post office addresses, or "mail drop" addresses are not acceptable)	√		
7. Periodically verify the accuracy of the clients addresses, telephone number, and other contact information	√		

The aforementioned information should be obtained at the time the account is opened, or within a relatively short time period thereafter (within five business days after account opening). Because of the unknown risk that the prospective customer could be involved in criminal activity, the designated principal, depending on the nature of a transaction and an account, should consider not effecting a transaction prior to verifying the information. If a potential customer refuses to provide any of the information described above the designated principal will contact the customer to determine why the information was not provided. After the discussion with the customer, the designated principal should make a determination as whether or not the account should be opened.

	Yes	No	N/A
Should it appear that a customer intentionally provided false or misleading information, is the designated principal required to <u>not approve</u> the account?	✓		
If an existing customer fails to provide the requested information, is the designated principal, after considering the known and unknown risks involved, required to discuss closing the account with senior management or a designated principal?	✓		
In either of the two aforementioned situations, is the Firm's AMLCO required to be notified to make a determination as to whether the circumstance warrant a voluntary reporting to Financial Crimes Enforcement Network (FinCEN) or OFAC?	✓		
Is the designated principal responsible to ensure that registered personnel obtain adequate information from the customer in order to determine that the customer has opened an account and intends on engaging in securities transactions for a legitimate purpose?	✓		
Is the designated principal responsible to conduct a thorough investigation at any time that there is question as to the legitimacy of a customer's account or account activity?	✓		
Should the designated principal determine that an account or the activity in an account is suspicious in nature, is the designated principal required to freeze or close the account and file all of the appropriate reports with the proper authorities?	✓		
Is the designated principal required to review to verify the origin(s) of clients funds?	✓		
Is it the Firm's policy to scrutinize any attempts to fund an account with non-conventional modes of payment, such as Bearer securities, loans against real estate, etc.	✓		

Non-Resident Alien Accounts

	Yes	No	N/A
Does the Firm's AMLCP require, in addition to all of the required new account information, the designated principal to obtain a copy of current passport or other valid government identification number and obtain all necessary U.S. tax forms for non-resident alien accounts?			✓

Additional due diligence may be required for various reasons including the customer's country of origin.

	Yes	No	N/A
Is the designated principal required to maintain the responsibility to determine what, if any, additional information should be obtained for non-resident alien accounts?			✓

Domestic Trusts

	Yes	No	N/A
Does the Firm require that the identity of the principal ownership of a trust be verified prior to opening a new account?	✓		
If "Yes," does the Firm also require its personnel to obtain additional information regarding the authorized trading activity of the trust and the persons authorized to act on behalf of the trust?	✓		

Foreign Operating Commercial Entities

	Yes	No	N/A
Does the Firm require the designated principal, prior to approving an account for a foreign operating commercial entity, to obtain information regarding the nature of the company's business, its location, and any other due diligence information?	✓		

Personal Investment Corporations or Personal Holding Companies

	Yes	No	N/A
Does the Firm require the designated principal to identify the principal beneficial owner(s) of offshore corporate accounts where such accounts are personal investment corporations or personal holding companies?	✓		

Although documentation may vary, the Firm should strive to obtain sufficient documentation regarding the principal beneficial owner(s) of the account.

	Yes	No	N/A
Is the designated principal required to determine what, if any, additional information should be obtained for these types of accounts?	✓		

Offshore Trusts

	Yes	No	N/A
Does the Firm require a designated principal to identify the principal ownership of a trust established in a foreign country?			✓
Does the Firm require a designated principal to consider conducting additional due diligence for accounts which are under the jurisdiction of countries who lack regulatory oversight over trust formation?			✓
Does the Firm require the designated principal to determine what, if any, additional information should be obtained for these types of accounts?			✓

Online Accounts

Online brokers generally do not meet or speak directly to their prospective or existing clients. Should the Firm open accounts online, it must obtain information on customers through the use of electronic databases (Equifax, Experion, Lexis/Nexis, or other in-house or custom databases). NO ONLINE ACCOUNTS

	Yes	No	N/A
Does the Firm require verification of customer information be provided at the time the account is opened or within a short period thereafter (e.g., five business days)?	[crossed out]		✓

Given the global nature of online brokerage activity, it is essential that the firms confirm the customer data and review the OFAC List to ensure that customers are not prohibited persons or entities and are not from embargoed countries or regions.

	Yes	No	N/A
Does the Firm conduct computerized surveillance of account activity to detect suspicious transactions and activity?			✓
Should the Firm have customers that open new accounts and trade online, is the designated principal required to ensure that the Firm's internal systems are adequate enough to conduct proper due diligence prior to opening an account?			✓

Reporting Requirements

All broker/dealers are subject to existing Bank Secrecy Act ("BSA") reporting and record keeping requirements.

Does the designated principal have the responsibility to file all of the reports summarized below:

	Yes	No	N/A
Currency Transaction Report (CTR)	✓		
Currency and Monetary Instrument Transportation Report (CMIR)	✓		
Report of Foreign Bank and Financial Accounts (FBAR)	✓		
Funds Transfers and Transmittals (FTT)	✓		

Currency Transaction Report (CTR)
Broker/Dealers are required to file CTRs for transactions involving currency that exceed $10,000. As structuring is prohibited, multiple transactions are treated as a single transaction if they total more than $10,000 during any one-business day. CTRs are filed with the Financial Crimes Enforcement Network (FinCEN), a bureau of the US Treasury Department.

Currency and Monetary Instrument Transportation Report (CMIR)
Any person who physically transports, mails, or ships currency or other monetary instruments into or out of the United States, in aggregated amounts exceeding $10,000 at one time, must report the event on a CMIR. Any person who receives any transport, mail, or shipment of currency, or other monetary instrument from outside the United States in an aggregate amount exceeding $10,000 at one time also must report the receipt. CMIRs are filed with the Commissioner of Customs.

Report of Foreign Bank and Financial Accounts (FBAR)
Any person having a financial interest in, or signature or other authority over, financial accounts in a foreign country is required to report the relationship if the aggregate value of the accounts exceeds $10,000. FBARs are filed with FinCEN.

Funds Transfers and Transmittals (FTT)
Broker/Dealers effecting transmittals or transfers of funds, including wire fund transfers, of $3,000 or more must collect, retain, and record on the transmittal order certain information regarding the transfer, including the name and address of the transmitter and recipient, the amount of the transmittal order, the identity of the recipient's financial institution, and the account number of the recipient. Broker/Dealers also must verify the identity of transmitters and recipients that are not established customers.

	Yes	No	N/A
Suspicious Activity Reports ("SAR-SFs")	✓		

As announced in NASD NTM 02-47, pursuant federal regulation 31 CFR 103.19(a)(2), broker/dealers (including broker/dealers that are affiliates or subsidiaries of banks or bank holding companies) must report a transaction on From SAR-SF (FinCEN Form 101) if (a) the transaction is conducted or attempted by, at, or through a broker/dealer, (b) it involves or aggregates funds or other assets of at least $5,000, and (c) the broker/dealer knows, suspects, or has reason to suspect that the transaction (or a pattern of transactions of which the transaction is a part):

(1) involves funds derived from illegal activity or is intended or conducted to hide or disguise funds or assets derived from illegal activity;

(2) is designed, whether through structuring or other means, to evade the requirements of the BSA;

(3) appears to serve no business or apparent lawful purpose or is not the sort of transactions in which the particular customer would be expected to engage and for which the broker/dealer knows of no reasonable explanation after examining the available facts; or

(4) involves use of the broker/dealer to facilitate criminal activity.

The FinCEN's rule is not limited only to individual transactions, but extends to patters of transactions. Each broker/dealer involved in a transaction has an independent obligation to monitor for, identify and report suspicious activities. The filing of a Form SAR-SF must remain ***confidential****. If subpoenaed, the Firm* ***MUST REFUSE*** *to provide the information and notify FinCEN of the request, unless the disclosure is required by FinCEN, the SEC, an SRO or other law enforcement authority.*

Also, if the SAR-SF relates to another broker/dealer, then the broker/dealer making the filing is prohibited from notifying the other broker/dealer that a Form SAR-SF has been filed.

There are certain exceptions from reporting violations otherwise reported to various law enforcement authorities. When determining whether an SAR-SF is required, the designated principal should review the FinCEN rule for any applicable exceptions to reporting. The NASD has previously advised member firms that the failure to submit a required report could be construed as aiding and abetting money laundering violations, subjecting the member to civil and criminal liability.

Broker/Dealers must file Form SAR-SF within 30 days of becoming aware of the suspicious transaction. If the broker/dealer is unable to identify a suspect, the rule provides an extra 30 days. However, the Form SAR-SF must be filed within 60 calendar days of the initial detection, whether or not the broker/dealer can identify the suspect. Also, broker/dealers must immediately notify, by telephone, an appropriate law enforcement authority in situations that require immediate attention.

Broker/Dealers must maintain copies of filed Form SAR-SFs and the original related documentation for ***five years*** *from the date of the filing, and make records available to FinCEN as well as to other appropriate law enforcement agencies, federal or state securities regulators, and SROs registered with the SEC.*

	Yes	No	N/A
Should the Firm file an SAR-SF report, does the Firm have a strict policy in place to prohibit notification of any person involved in the reported transaction that an SAR-SF report has been filed?	√		
Does the Firm's AMLCP prohibit any associated person from disclosing any information relating to an SAR-SF filing or the fact that a SAR-SF was filed to any party other than to law enforcement agencies or securities regulators?	√		
Are all subpoena requests for information relating to a SAR-SF required to be forwarded to the designated principal and/or the firm's legal counsel?	√		
Is the designated principal responsible for reviewing all reported suspicious activity and make a determination as to whether a SAR-SF report should be filed?	√		
Should the firm decide to report such an event, is the designated principal required to ensure that all copies of the reports filed are maintain for a period of no less than five years?	√		

The firm should implement systems, preferably automated ones, that would allow it to monitor trading, wire transfers, and other account activity to detect when suspicious activity is occurring. If the firm decides to monitor customer accounts manually, it must review a sufficient amount of account activity to ensure the detection of suspicious activity by allowing compliance personnel to identify patterns of activity and more importantly, new patterns or patterns that are inconsistent with the customer's financial status or make economic sense.

Exception reports should consider the transaction size, location, type, number, and the nature of the activity. Firms should create guidelines for employees that identify examples of suspicious activity that may involve money laundering and form lists of high-risk clients whose activities may warrant further scrutiny. Firms should develop procedures for following-up on transactions that have been identified as suspicious or high-risk.

The Firm should develop administrative procedures concerning SAR-SFs. The procedures should address the process for filing SAR-SF reports, reviewing SAR-SF filings and the frequency of filings for continuous suspicious activity. In addition, the Firm should consider requiring that all of its SAR-SF filings be immediately reported to its Board of Directors and/or to senior management.

State Reporting Requirements

In addition to the federal requirements for currency and money laundering reporting, the firm may be required to report information to individual states as well depending on the circumstances.

	Yes	No	N/A
Is the designated principal required to ensure that the Firm complies with all state currency and money laundering requirements as well as all federal requirements?	√		

Employee Accounts

	Yes	No	N/A
Has senior management, or a designated principal with the Firm, ensured that its compliance obligations relating to surveillance for money laundering apply not only to customer activity but also to its proprietary trading activity and the activities of its associated personnel?	✓		
Is the designated principal required to review the activity of the Firm and its proprietary securities and cash accounts as well as the activity of employee accounts that are maintained with the Firm or at other financial institutions?	✓		
Does the Firm's policies and procedures, relating to the review of proprietary accounts and outside securities accounts, require the designated principal to review these accounts for indications of money laundering or other inappropriate activity?	✓		

Record Keeping Requirements

	Yes	No	N/A
Is the designated principal required to ensure that all records, forms, and other documentation associated with the Firm's Anti-Money Laundering Compliance Program are properly preserved and maintained?	✓		
Should any regulatory, state or federal government agency have an investigation in progress or consider opening an investigation which may involve documentation directly or indirectly related to the Firm's AMLCP, has the Firm designated a principal with the responsibility to ensure that all documents related to the Firm's AMLCP are maintained and preserved even if the documentation has passed the mandatory preservation period?	✓		

In general, books and records related to the firm's AMLCP are to be maintained and preserved for a minimum of six years, of which the first two years must be in an easily accessed location.

Review and Supervision

Checks Received and Forwarded Blotter

As part of this audit, the auditor should review the firm's Checks Received and Forwarded Blotter. Review the blotter and answer the following questions:

	Yes	No	N/A
From a review of the Checks Received and Forwarded Blotter, did it appear that the blotter was completed thoroughly and accurately?			✓

Select a sample of names of both the issuer and payee of the checks noted on the Checks Received and Forwarded Blotter. Verify that the names reviewed are not on the OFAC or SDN list.

	Yes	No	N/A
Were any of the names compared to the OFAC or SDN list included on the Checks Received and Forwarded Blotter?			✓
Based on a review of the checks received and forwarded blotter, is the blotter free from any evidence of inappropriate activity?			✓

Securities Received and Delivered Blotter

	Yes	No	N/A
As part of this review, the auditor should review the firm's Securities Received and Delivered Blotter. Review the blotter and answer the following questions:			
From a review of the Securities Received and Delivered blotter, did it appear that the blotter was completed thoroughly and accurately?			✓
Select a sample of customer names noted on the Securities Received and Delivered Blotter. Verify that the names reviewed are not on the OFAC or SDN list.			
Were any of the names compared to the OFAC or SDN list included on the Securities Received and Delivered Blotter?			✓
Based on a review of the Securities Received and Delivered Blotter, is the blotter free from any evidence of inappropriate activity?			✓

Wire Order Log

Review the firm Wire Order Log or other documentation and answer the following questions:

	Yes	No	N/A
Based on this review, was the wire order log free form any suspicious activity?			✓
Was the log free from any patterns of unusual transfer activity?			✓
Did a designated principal review and approve wire transfers?			✓
Did the firm file any and all currency transaction reports as required?			✓
Does the wire order transfer log appear to be free from any indications of inappropriate activity?			✓

Review the reports and filings below for the firm and answer the following questions:

Currency Transaction Report (CTR)

	Yes	No	N/A
Did the firm file any CTR Reports since the last review?			✓
Based on a review of CTRs, was an investigation conducted for each report?			✓
Were the proper government agencies notified for each report?			✓
Was the firm free of any patterns (of potential abuse or suspicious activities) in their CTR reports?			✓

Currency and Monetary Instrument Transportation Report (CMIR)	Yes	No	N/A
Did the firm file any CMIR Reports since the last review?			✓
Based on a review of CMIRs, was an investigation conducted for each report?			✓
Were the proper government agencies notified for each report?			✓
Was the firm free of any patterns (of potential abuse or suspicious activities) in their CMIR reports?			✓
Report of Foreign Bank and Financial Accounts (FBAR)			
Did the firm file any FBAR Reports since the last review?			✓
Based on a review of FBARs, was an investigation conducted for each report?			✓
Were the proper government agencies notified for each report?			✓
Was the firm free of any patterns (of potential abuse or suspicious activities) in their FBAR reports?			✓
Funds Transfers and Transmittals (FTT)			
Did the firm file any FTT Reports since the last review?			✓
Based on a review of FTTs, was an investigation conducted for each report?			✓
Were the proper government agencies notified for each report?			✓
Was the firm free of any patterns (of potential abuse or suspicious activities) in their FTT reports?			✓
Suspicious Activity Reports ("SAR-SFs")			
Did the firm file any SAR-SF Reports since the last review?		✓	
Based on a review of SAR-SFs, was an investigation conducted for each report?			✓
Were the proper government agencies notified for each report?			✓
Was the firm free of any patterns (of potential abuse or suspicious activities) in their SAR-SF reports?	✓		

Auditor Notes and Information

Michael Hoffman / Brad Wagner

Name of Person Conducting the Audit

2/27/06

Date

Auditor's Signature